October 25, 2018


Ziv Sapir
Comrit Investments 1, LP
9 Ahad Ha'am Street
Tel Aviv, Israel 6129101

       Re:    Benefit Street Partners Realty Trust, Inc.
              Schedule TO-T/A filed on October 25, 2018
              Filed by Comrit Investments 1, LP
              File No. 5-89905

Dear Mr. Sapir:

       The Office of Mergers and Acquisitions has reviewed the amended filing listed above.
Our comments follow. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(A)(1) to the Schedule TO-T/A.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

   1. We note that you have increased the offer price and extended the length of the tender offer until November 30, 2018. Rule 14e-1(d) mandates that when you extend a tender offer, you must announce such extension by press release or other public announcement, which must include the number of securities deposited to date. Please advise how you have complied with the requirements of Rule 14e-1(d), or take immediate steps to comply with the requirements of that Rule.

   2. In numerous places in the revised Offer to Purchase, you state that by tendering, security holders are agreeing to arbitrate any disputes that may arise between them and any other party related to the Offer, to subject themselves to personal jurisdiction in Maryland and are agreeing that the prevailing party will be entitled to recover attorney's fees and costs.
 Amos W. Barclay , Esq.
Holland & Hart LLP
October 25, 2018
Page 2




       In your revised disclosure document, please address the following:

               Affirmatively state that by agreeing to the provision, tendering holders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations promulgated thereunder;

               Identify the relevant forum for arbitration;

               Describe the risks to tendering holders associated with the requirement to arbitrate, including but not limited to, increased costs to bring a claim, limited access to information and other imbalances of resources between the tendering holder and other entities such as the bidder, and that this provision may discourage claims or limit or preclude security holders' ability to bring a claim in a judicial forum they find favorable;

               Describe any uncertainty about whether or not a court would enforce the arbitration provision; and

               Describe the impacts of limitations on claims arising under other applicable state or federal laws.

        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551- 3263 with any questions about these comments.


                                                      Sincerely,

                                                      /s/ Christina Chalk

                                                      Christina Chalk
                                                      Senior Special Counsel
                                                      Office of Mergers and
Acquisitions



cc:    Amos W. Barclay, Esq. (via email)